                                 April 13, 2005


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0409
Washington, D.C. 20549
Attention:  Gregory Dundas

    Re:     CONSUMER PORTFOLIO SERVICES, INC.
            FORM S-2 FILED JANUARY 7, 2005
            FILE NO. 333-121913

            FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003 AND RELATED DOCUMENTS FILE NO. 1-14116

Dear Mr. Dundas:

         On behalf of Consumer Portfolio Services, Inc. we submit this response letter to the staff's comment letter dated February 4, 2005 addressed to the registrant.

         Our responses to the staff's comments in the February 4, 2005 comment letter are set forth below. To facilitate your review, each comment of the staff has been set forth below in italics and is followed by our response.

                                    FORM S-2
                                    --------

       General
       -------

1. PLEASE PROVIDE US SUPPLEMENTALLY WITH YOUR LEGAL ANALYSIS OF HOW THE ROLLOVER FEATURE SATISFIES THE 1933 SECURITIES ACT. IT APPEARS THAT THE NOTES MAY BE RENEWED FOR UP TO TEN ADDITIONAL YEARS, AND THAT ANY SUBSEQUENT REQUEST TO HAVE THE NOTES REDEEMED MAY BE DENIED FOR ANY REASON.

       Pursuant to their terms, the notes may be renewed in perpetuity in increments of up to 10 years. We believe that any securities issued in connection with the automatic renewal of the notes pursuant to their terms would exempted securities for purposes of Section 3(a)(9) of the Securities Act since they would be securities exchanged by an issuer with its existing securityholders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. We note that, in the case of notes with original maturities of three years or less, payment of a portion of the commissions due to the underwriter may be contingent upon one or more renewals. The commission structure has been negotiated to make the program more economically feasible for the issuer. It is not intended to provide the underwriter with an incentive to solicit renewals of shorter term notes and the underwriter has advised the registrant that it does not intend to actively solicit renewals of the notes.

Mr. Gregory Dundas
April 13, 2005
Page 2


2. WE NOTE THAT THE SPECIFIC TERMS OF THE DEBT SECURITIES WILL BE DISCLOSED IN THE PROSPECTUS SUPPLEMENT. IF THE TERMS WILL BE NOVEL OR UNIQUE, WE MAY REVIEW THE SUPPLEMENT. IF YOU PROVIDE THE SUPPLEMENT TO US PRIOR TO ITS USE, WE WILL REVIEW IT ON AN EXPEDITED BASIS.

       The registrant is supplementally filing herewith an illustrative form of prospectus supplement that it intends to use in connection with the pricing of the debt securities offered under the registration statement from time to time. The registrant does not currently anticipate that the terms of the debt securities will be novel or unique. However, if the terms of any of the debt securities are novel or unique, the registrant will furnish a draft of the related prospectus supplement to the Commission prior to its use for an expedited review.

3. PLEASE PROVIDE US WITH COPIES OF ALL MARKETING LITERATURE FOR OUR REVIEW, AS IT BECOMES AVAILABLE. WE MAY HAVE COMMENTS.

       The registrant is supplementally filing herewith copies of all marketing literature prepared by the underwriter (Sumner Harrington Ltd.) in connection with the marketing of the notes.

       Cover Page
       ----------

4. PLEASE DISCLOSE THE NUMBER OF DAYS THAT AN INVESTOR WILL HAVE AVAILABLE AFTER MATURITY TO REQUEST THAT THE NOTES NOT BE RENEWED.

       On the cover page of the prospectus, we have specified on the number of days (15) that an investor will have available after maturity to request that the notes be repaid.

       Prospectus Summary - Page 1
       ---------------------------

5. ALL REFERENCES TO THE COMPANY AND THE NOTES SHOULD BE CLEAR FROM THE CONTEXT. REFER TO RULE 421 OF REGULATION C. SHAREHOLDERS SHOULD BE ABLE TO ASCERTAIN THE MEANINGS OF THE TERMS USED WITHOUT THE DEFINITIONS IN THE LAST SENTENCE OF THE INTRODUCTION TO THE SUMMARY.

       We have removed the last sentence of the introduction to the summary.

Mr. Gregory Dundas
April 13, 2005
Page 3



6. WE NOTE THE DISCLOSURE OF THE VALUE OF MOTOR VEHICLE CONTRACTS PURCHASED IN 2004. PLEASE BALANCE THIS AND OTHER FINANCIAL INFORMATION WITH DISCLOSURE REGARDING THE LOSSES THE COMPANY SUFFERED IN 2004.

       We have inserted the following language on page 1:

              We reported a loss in the amount of $15.9 million for the year ended December 31, 2004.

7. PLEASE DISCLOSE ANY LIMITATIONS ON THE ABILITY OF THE COMPANY TO REFUSE REDEMPTION OF THE NOTES IF REQUESTED PRIOR TO MATURITY.

       The limitations on the company's ability to refuse redemption of the notes if requested prior to maturity are described in the second paragraph under "Prospectus Summary - The Offering - Optional Redemption or Repurchase".

       Risk Factors - Page 6
       ---------------------

8. PLEASE DELETE THE DISCUSSION OF ADDITIONAL RISK FACTORS IN THE FIRST INTRODUCTORY PARAGRAPH. WHILE IT IS APPROPRIATE TO INCLUDE A DISCUSSION OF FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE EXPRESSED IN FORWARD-LOOKING STATEMENTS, THAT DISCUSSION SHOULD BE SEPARATE FROM THE RISK FACTOR SECTION. IN ADDITION, DISCUSSION OF NON-MATERIAL RISKS OR MATERIAL RISKS THAT ARE NOT YET KNOWN IS UNNECESSARILY CONFUSING TO THE INVESTOR, SIMILARLY, REVISE TO CLARIFY WHAT IS MEANT IN THE SECOND INTRODUCTORY PARAGRAPH BY "OTHER INFORMATION CONTAINED IN THIS PROSPECTUS."

       We have deleted the discussion of additional risk factors from the first introductory paragraph and we have moved the discussion of factors that may cause actual results to differ from those expressed in forward-looking statements to the "Forward Looking Statements" section of the prospectus. We have also revised the second (now first) introductory paragraph to clarify that the reference to "other information contained in this prospectus" refers to "other information regarding the notes and the company contained in this prospectus".

9. WE NOTE THAT MANY OF YOUR SUBHEADINGS MERELY MAKE A STATEMENT ABOUT THE COMPANY AND DO NOT EXPRESS A CLEAR RISK. THE SUBHEADINGS TO THE RISK FACTORS SHOULD CLEARLY STATE A RISK TO THE POTENTIAL INVESTOR. YOU MAY FIND IT HELPFUL TO EXPRESS THIS IN TERMS OF CAUSE AND EFFECT, USING A "BECAUSE OF X, Y FOLLOWS" MODEL. AS AN EXAMPLE ONLY, WE NOTE THE SUBHEADING "THE NOTES WILL HAVE NO SINKING FUND, SECURITY, INSURANCE OR GUARANTEE." REVISE THE SUBHEADINGS THROUGHOUT THIS SECTION ACCORDINGLY, TO MAKE EXPLICIT THE RISK TO INVESTOR OR COMPANY.

       We have revised the subheadings to more clearly state the risks to the potential investors of an investment in the notes.

Mr. Gregory Dundas
April 13, 2005
Page 4



       the Notes Will Automatically Renew...- Page 7
       ---------------------------------------------

10. WE NOTE YOUR STATEMENT THAT "ANY REQUESTS FOR REPURCHASES AFTER YOUR NOTES ARE RENEWED WILL BE SUBJECT TO OUR APPROVAL." PLEASE EXPLAIN CLEARLY AND PROMINENTLY THAT THE NOTES MAY BE RENEWED AUTOMATICALLY FOR UP TO TEN ADDITIONAL YEARS UNLESS THE INVESTOR REQUESTS REDEMPTION WITHIN 15 DAYS AFTER MATURITY, AND THAT ANY SUBSEQUENT REQUEST TO HAVE THE NOTES REDEEMED PRIOR TO MATURITY MAY BE DENIED FOR ANY REASON.

       We believe that the existing disclosure accurately describes that the notes may be automatically renewed for the same term as the maturing notes and that such renewals may continue in perpetuity. We also believe that the suggested language would be misleading to investors since only the 10-year notes may be automatically renewed for subsequent 10-year periods. We have added language to clarify that the company may deny subsequent requests to have the notes redeemed prior to maturity for any reason.

       Renewal or Redemption On Maturity - Page 23
       -------------------------------------------

11. IT IS NOT CLEAR UNDER WHAT CIRCUMSTANCES YOU WOULD NOT SEND INVESTORS A NEW PROSPECTUS, REQUIRING, THEM TO REQUEST ONE. PLEASE REVISE OR ADVISE.

       We have added language to clarify that a new prospectus will not be sent to investors unless the prospectus has changed since the delivery of the prospectus in connection with an investor's original subscription or any prior renewal.

                                 PROXY STATEMENT
                                 ---------------

12. PLEASE TELL US WHERE YOU DISCUSS THE INDEPENDENCE OF THE AUDIT COMMITTEE MEMBERS. REFER TO ITEM 7(d)(2)(ii)(C) OF SCHEDULE 14A.

       We undertake to include such discussion prominently in our proxy statement for our 2005 annual meeting.

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003
                 ----------------------------------------------

       ITEM 1: BUSINESS - PAGE 1
       -------------------------

       Delinquency Experience Tables - Page 8-9
       ----------------------------------------

13. WE NOTE YOUR DISCLOSURE ON PAGE F-10 THAT MANAGEMENT MAY AUTHORIZE A TEMPORARY EXTENSION OF PAYMENT TERMS IF COLLECTION APPEARS TO BE LIKELY DURING THE NEXT CALENDAR MONTH. SUPPLEMENTALLY TELL US WHETHER RECEIVABLES RECEIVING THESE OR ANY OTHER TEMPORARY EXTENSIONS ARE RE-AGED. TO THE EXTENT THAT RECEIVABLES HAVE BEEN RE-AGED, PLEASE REVISE YOUR 2004 10-K TO QUANTIFY RECEIVABLES THAT HAVE BEEN RE-AGED ONCE AND THOSE THAT HAVE BEEN RE-AGED MORE THAN ONCE.

Mr. Gregory Dundas
April 13, 2005
Page 5


       The Company grants extensions of payment terms in cases where it believes the extension will ultimately increase the likelihood of collection of the contract. In such cases, the Contract's aging status is impacted by the terms of the extension. We have added two lines to the Delinquency Experience Tables to quantify contracts that have been extended once, and those that have been extended more than once, and have added language following the tables to clarify the Company's extension policy. In addition, we have omitted the word "temporary" from the description of extensions in Footnote 1 since in most cases such extensions are in fact permanent.

       Flow Purchase Program - Page 11
       -------------------------------

14. WE NOTE THAT CONTRACTS PURCHASED FROM DEALERS IN YOUR FLOW PURCHASE PROGRAM WERE PURCHASED PRIMARILY FOR IMMEDIATE AND OUTRIGHT SALE TO THIRD PARTIES. WE ALSO NOTE THAT THESE CONTRACTS WERE SOLD AT A MARK-UP ABOVE THE AMOUNT PAID TO THE DEALER. PLEASE SUPPLEMENTALLY TELL US HOW YOU WERE ABLE TO SELL THESE CONTRACTS AT A GAIN IMMEDIATELY AFTER THEY WERE PURCHASED AT A DISCOUNT.

       The two flow purchasers were affiliates of Ford and General Motors. Each agreed to purchase a portion of our Contract purchases. We believe they were willing to do so as a way to explore the market for sub-prime credits. They recognized that we would be unwilling to sell Contracts other than for a mark-up, and the markup reflected services performed by us, notably our application of our credit criteria and our verification of credit information. We have added disclosure to that effect to the Amendment; that disclosure omits the names Ford and General Motors, because we do not wish to imply some level of endorsement that is not present.

       ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS - PAGE 19
       ------------------------------------------------------

       Result of Operations - Page 24
       ------------------------------

       General
       -------

15. IN YOUR 2004 10-K WHERE YOU DESCRIBE TWO OR MORE BUSINESS REASONS THAT CONTRIBUTED TO A MATERIAL CHANGE IN A FINANCIAL STATEMENT LINE ITEM BETWEEN PERIODS, PLEASE QUANTIFY THE EXTENT TO WHICH EACH CHANGE CONTRIBUTED TO THE OVERALL CHANGE IN THAT LINE ITEM. FOR EXAMPLE, WITH RESPECT TO THE CHANGES IN INTEREST INCOME DURING 2003, PLEASE QUANTIFY THE EXTENT TO WHICH THE CHANGES ARE ATTRIBUTABLE TO THE CHANGE IN SECURITIZATION STRUCTURE, INTEREST EARNED ON THE PORTFOLIO OF CONTRACTS ACQUIRED IN THE TFC MERGER, INCREASE IN RESIDUAL INTEREST INCOME AND DECLINE IN THE BALANCE OF THE PORTFOLIO OF CONTRACTS ACQUIRED IN THE MFN MERGER. SEE ITEM 303(a) OF REGULATION S-K AND SEC RELEASE NO. 33-8350.

Mr. Gregory Dundas
April 13, 2005
Page 6



       Additional disclosure has been added to the 10-K for 2004.

       The Year Ended December 31, 2003 Compared to the Year Ended December 31,
       ------------------------------------------------------------------------
       2002 Revenues
       -------------

16. YOU STATE THAT THE 2003 GAIN ON SALE AMOUNT IS NET OF A NEGATIVE FAIR VALUE ADJUSTMENT OF $4.1 MILLION RELATED TO THE COMPANY'S ANALYSIS AND ESTIMATE OF THE EXPECTED ULTIMATE PERFORMANCE OF THE COMPANY'S PREVIOUSLY SECURITIZED POOLS. YOU ALSO STATE THAT THE DECREASE IN GAIN ON SALE FROM 2002 TO 2003 IS PARTIALLY OFFSET BY A NEGATIVE FAIR VALUE ADJUSTMENT OF APPROXIMATELY $2.5 MILLION RECORDED DURING THE FIRST QUARTER OF 2002 RELATED TO THE COMPANY RESIDUAL INTEREST IN SECURITIZATIONS. CLARIFY WHETHER THE FAIR VALUE ADJUSTMENT FOR 2003 RELATES TO RESIDUAL INTERESTS. IF NOT, TELL US THE ASSET THIS ADJUSTMENT RELATES TO. ALSO, TELL US WHICH LINE ITEM ON YOUR TABLE IN NOTE 10 INCLUDES THESE ADJUSTMENTS.

       The fair value adjustment of $4.1 million in 2003 relates to the residual interest in securitizations. The fair value adjustment has been reclassified in the 2004 financial statements such that they appear in the Expenses section as an Impairment loss on residual asset and no longer as a net to Gain on sale of contracts in the Revenue section. As a result of this reclassification, the negative fair value adjustments for 2003 and 2002 no longer appear on the table in Note 10. Prior to this reclassification, they were reported as a reduction to Gain on sale of contracts in Note 10.

       Liquidity and Capital Resources - Page 29
       -----------------------------------------

17. PLEASE REVISE YOUR 2004 10-K TO IDENTIFY THE MAJOR COVENANTS OF YOUR SECURITIZATION AND NON-SECURITIZATION RELATED DEBT FACILITIES. CONSIDER DISCLOSING, IN A TABULAR FORMAT, REQUIRED FINANCIAL RATIOS AND ACTUAL FINANCIAL RATIOS FOR EACH PERIOD PRESENTED.

       Responsive language has been added to the 10-K for 2004. A table was not added because the covenants required and the definitions and levels of such covenants vary depending upon the debt facility. Management believes that disclosing these details could negatively impact its negotiating position in future transactions and, consequently, potentially have an adverse impact on the common shareholders of the Company. More important, the fact that similar terms have different definitions in different transactions means that a tabular presentation would lack comparability, column vs. column, and could potentially be misleading.

18. PLEASE REVISE YOUR 2004 10-K TO IDENTIFY ANY CROSS-DEFAULT PROVISIONS ON YOUR SECURITIZATION AND NON-SECURITIZATION RELATED DEBT AND RELATED CONSEQUENCES. CONSIDER DISCLOSING, IN A TABULAR FORMAT, THE CARRYING AMOUNT, DUE DATE AND INTEREST RATE OF EACH OUTSTANDING DEBT ISSUE, THE STATUS OF DEFAULT, WHETHER A WAIVER HAS BEEN RECEIVED AND THE POTENTIAL DOLLAR AMOUNT OF ACCELERATED REPAYMENT AS OF THE LATEST REPORTED DATE, IF ANY.

Mr. Gregory Dundas
April 13, 2005
Page 7



       Responsive language has been added to the 10-K for 2004. A table was not added because the cross-default provisions required and the formulation vary depending upon the debt facility. Similar to item 17 above, management believes that the existence of multiple definitions means that a tabular presentation would not be useful and could potentially be misleading.

19. PLEASE REVISE YOUR 2004 10-K TO DISCLOSE HOW YOU INTEND TO REPAY MATERIAL AMOUNTS OF SECURITIZATION AND NON-SECURITIZATION DEBT DUE WITHIN ONE YEAR.

       We have added responsive language at page 36:

                As noted above, $35,829,000 of long-tem debt matures prior to December 31, 2005. Securitization trust debt is repaid from collections on the related receivables, and becomes due in accordance with its terms as the principal amount of the related receivables is reduced. Although the securitization trust debt also has alternative maximum maturity dates, those dates are significantly later than the dates at which repayment of the related receivables is anticipated, and at no time in the Company's history have any of its sponsored asset-basked securities reached those alternative maximum maturities. Moreover, the Company is not separately liable for repayment of the term securitization debt, which is payable solely from the related pool of receivables.

                The Company plans to repay its long-term debt from a combination of the following: (i) the proceeds of this offering; (ii) a possible transaction similar to the financing that it undertook in March 2004; and (iii) possible senior secured financing similar to its existing outstanding senior secured financing.

20. PLEASE REVISE YOUR 2004 10-K TO DISCLOSE, IN A TABULAR FORMAT, A SUMMARY OF THE MAJOR TERMS AND CONDITIONS OF EACH OF YOUR SERVICING AND DEBT ARRANGEMENTS.

       We believe that such a table, though it would be lengthy, would not be informative. The terms and conditions are extensive, and very similar. Because there is very little variation from one transaction to the next, we believe that the existing narrative description is more comprehensible.

       Contractual Obligations - Page 33
       ---------------------------------

21. PLEASE REVISE THE TABLE IN YOUR 2004 10-K TO INCLUDE PAYMENTS DUE ON SECURITIZATION TRUST DEBT.

Mr. Gregory Dundas
April 13, 2005
Page 8



       We believe it would be misleading to include the outstanding securitization trust debt as part of Contractual Obligations because the securitization trust debt is not repaid at fixed maturity dates. The securitization trust debt is issued in series, related to specific pools of receivables. The principal of the debt is due to be paid, and is paid, in proportion to the amortization of the related receivables, as and when those receivables amortize. Moreover, the Company is not separately liable for repayment of the term securitization debt, which is payable solely from the related pool of receivables. We have included disclosure of the estimated repayment schedule of the securitization trust debt, in a note to the table. The disclosure is in a note, rather than in the table itself, because it represents only our estimates of when the related receivables will amortize. We believe those estimates should not be presented in the same format as the fixed dates of maturity of other contractual obligations.

       ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA - PAGE F-1

       Consolidated Statements of Operations - Page F-4
       ------------------------------------------------

22. PLEASE REVISE YOUR 2004 10-K TO QUANTIFY INCOME TAXES APPLICABLE TO EXTRAORDINARY ITEMS. REFER TO PARAGRAPH 11 OF ABP 30.

       The extraordinary item relates to unallocated negative goodwill representing the difference between the net assets acquired and the purchase price paid by the Company in connection with the MFN Merger. This transaction creates a permanent difference between book income and taxable income. No income taxes are applicable to this extraordinary item.

       Consolidated Statements of Cash Flows - Page F-7
       ------------------------------------------------

23. PLEASE REVISE YOUR 2004 10-K TO SEPARATELY QUANTIFY LIQUIDATIONS OF CONTRACTS HELD FOR SALE FROM AMORTIZATION OF CONTRACTS HELD FOR SALE. REFER TO PARAGRAPH 21 OF SFAS 104.

       Previously, the Company used the terms amortization and liquidation to reflect paid principal reductions on its portfolio of contracts held for sale. After considering this line in the Consolidated Statements of Cash Flows, we have revised the line to read, "Proceeds received on contracts held for sale". This amount represents all cash received on principal reductions to finance receivables. Such cash transactions are primarily the result of obligor payments, but may also result from other events such as insurance claims or sales of collateral.

24. PLEASE SUPPLEMENTALLY DEFINE AMORTIZATION AND LIQUIDATION IN THE CONTEXT OF CONTRACTS HELD-FOR-SALE AND CONTRACTS HELD-FOR-INVESTMENT. QUANTIFY THE MAJOR TYPES OF ACTIVITIES INCLUDED IN THE RELEVANT LINES ON THE STATEMENT AND TELL US WHETHER EACH IS A CASH OR NON-CASH ACTIVITY.

Mr. Gregory Dundas
April 13, 2005
Page 9



       As stated above, the Company previously used the terms amortization and liquidation to refer to cash received on principal reductions to finance receivables. Such cash transactions are primarily the result of obligor payments, but may also result from other events such as insurance claims or sales of collateral. After consideration we have revised the specific lines to read, "Proceeds received on contracts held for sale" and "Proceeds received on contracts held for investment".

25. PLEASE REVISE YOUR 2004 10-K TO PROVIDE A SEPARATE LINE ITEM IN THE OPERATING SECTION FOR GAIN ON SALE OF CONTRACTS. REFER TO PARAGRAPH 28 OF SFAS 95.

       We have clarified the description in the operating section of the Consolidated Statement of Cash Flows to state that the gain on sale of contracts is the NIR portion only.

       NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - PAGE F-9
       --------------------------------------------------------------

       Recent Developments
       -------------------

26. SUPPLEMENTALLY CLARIFY WHETHER THE CHANGES MADE TO YOUR SECURITIZATION STRUCTURES CAUSED YOU TO RE-RECOGNIZE ANY FINANCE RECEIVABLES PREVIOUSLY SOLD, IN ACCORDANCE WITH PARAGRAPH 55 OF SFAS 140. TO THE EXTENT THAT ANY FINANCE RECEIVABLES WERE RE-RECOGNIZED, TELL US:

              o HOW YOU CONSIDERED PARAGRAPH 7 OF EITF 02-9 IN DETERMINING WHETHER TO INITIALLY RECORD A PROVISION FOR LOAN LOSSES ON RE-RECOGNIZED FINANCE RECEIVABLES RESULTING FROM THE CHANGES IN YOUR SECURITIZATION STRUCTURES; AND

              o HOW YOU CONSIDERED PARAGRAPH 9 OF EITF 02-9 WHEN ACCOUNTING FOR RESIDUAL INTERESTS INITIALLY RECORDED AS A RESULT OF SECURITIZATIONS STRUCTURED AS SALES THAT ARE NOW ACCOUNTED FOR AS SECURED BORROWINGS.

       When the Company elected to change its securitization structure, the change did not affect any of the then outstanding term securitizations. Consequently, there was no re-recognition of any previously sold finance receivables.

27. FINANCE RECEIVABLES. NET OF UNEARNED INCOME PLEASE SUPPLEMENTALLY TELL US HOW YOU DETERMINE THE CARRYING VALUE OF FINANCE RECEIVABLES HELD-FOR-SALE. REFER TO PARAGRAPH .08B OF SOP 01-6.

       As of December 31, 2003 and December 31, 2004, all finance receivables are held for investment. Their carrying values are at their current aggregate principal balance, less acquisition fees deferred in accordance with FAS 91, and net of the allowance for credit losses.

Mr. Gregory Dundas
April 13, 2005
Page 10



28. PLEASE SUPPLEMENTALLY QUANTIFY THE CARRYING AMOUNT OF FINANCE RECEIVABLES HELD- FOR-SALE AND HELD-FOR-INVESTMENT. REFER TO PARAGRAPH 13E OF SOP 01-6.

       See response to item 27 above.

29. WE NOTE YOUR DISCLOSURE THAT FINANCE RECEIVABLES ARE EVALUATED FOR IMPAIRMENT ON A LOAN-BY-LOAN BASIS. PLEASE REVISE YOUR 2004 10-K TO STATE THE CRITERIA YOU USE TO DETERMINE WHETHER A RECEIVABLE IS IMPAIRED. ALSO, STATE YOUR POLICY FOR RECOGNIZING INTEREST INCOME ON IMPAIRED RECEIVABLES, INCLUDING HOW CASH RECEIPTS ARE RECORDED. REFER TO PARAGRAPHS 8 AND 20B OF SFAS 114.

       See response to item 30 below.

30. PLEASE REFER TO PARAGRAPH .13 OF SOP 01-6 AND REVISE TO YOUR 2004 10-K TO DESCRIBE THE FOLLOWING ACCOUNTING POLICIES:

       o      DETERMINING PAST DUE OR DELINQUENCY STATUS;
       o      PLACING RECEIVABLES ON NON-ACCRUAL STATUS;
       o      RECORDING PAYMENTS RECEIVED ON NON-ACCRUAL RECEIVABLES; AND
       o      RESUMING ACCRUAL OF INTEREST.

       Additional language describing the Company's policy related to placing Contracts on non-accrual status has been added to the 2004 10-K. The new disclosure follows:

                 "The Company's portfolio of finance receivables is comprised of smaller-balance homogeneous Contracts that are collectively evaluated for impairment on a portfolio basis. The Company reports delinquency on a contractual basis. Once a Contract becomes greater than 90 days delinquent, the Company does not recognize additional interest income until the borrower under the Contract makes sufficient payments to be less than 90 days delinquent. Any payments received by a borrower that is greater than 90 days delinquent is first applied to accrued interest and then to principal reduction."

       31. WE NOTE YOUR DISCLOSURE ON PAGE 5 THAT YOU PAID PREMIUMS TO DEALERS WHEN PURCHASING CONTRACTS ESTIMATED TO HAVE LOW CREDIT RISK DURING 2003, 2002, AND 2001. PLEASE SUPPLEMENTALLY TELL US WHETHER THESE PREMIUMS REPRESENT CONTRACT ACQUISITION FEES PAID TO DEALERS. IF NOT, REVISE YOUR 2004 10-K TO STATE THE ACCOUNTING POLICY FOR THESE PREMIUMS.

Mr. Gregory Dundas
April 13, 2005
Page 11


            The amount the Company pays Dealers for Contracts is primarily based on the amount financed under the Contract as adjusted for an acquisition fee. The acquisition fee may be either a fee "charged" to the dealer, or a fee "paid" to the dealer depending on the perceived credit risks, and in some cases, the Contract interest rate. In either case, aggregate net fees charged or paid are deferred and recognized over the lives of the Contracts on a level yield basis. The Company has reworded the paragraph that discusses Contract acquisition fees to address them on an aggregate net basis.

       Contract Acquisition Fees
       -------------------------

32. PLEASE SUPPLEMENTALLY TELL US HOW YOU CONSIDERED THE ACCOUNTING GUIDANCE IN PARAGRAPHS .13-.18 OF AICPA PRACTICE BULLETIN 6 IN ACCOUNTING FOR THESE FEES AT AND SUBSEQUENT TO THE DATE OF ACQUISITION FOR AS THEY RELATE TO YOUR LOANS HELD-FOR-INVESTMENT.

       The Company's policy for acquisition fees on Contracts purchased from dealers is to accrete unearned fees into income over the life of the Contract using the interest method, in accordance with FAS 91. The Company has clarified the language pertaining to acquisition fees in Footnote 1 of its audited financial statement.

33. YOU STATE THAT ACQUISITION FEES ASSOCIATED WITH RECEIVABLES SECURITIZED IN POOLS STRUCTURED AS SECURED FINANCINGS ARE DEFERRED AND REVENUE IS RECOGNIZED OVER THE LIFE OF THE CONTRACTS USING A METHOD THAT APPROXIMATES A LEVEL YIELD. SUPPLEMENTALLY QUANTIFY THE DIFFERENCE BETWEEN THE LEVEL YIELD METHOD AND THE METHOD USED WITH RESPECT TO THESE FEES FOR EACH PERIOD PRESENTED.

       For the year ended December 31, 2003 the Company recognized $870,000 in revenue from deferred acquisition fees using a method that approximated a level yield. For the year ended December 31, 2004, the Company as adopted a more comprehensive level yield methodology in accordance with FAS 91. If the Company had used this methodology for the twelve months ended December 31, 2003, it would have recognized revenue from deferred acquisition fees of $977,000.

       For the year ended December 31, 2002, the Company did not recognize any revenue from the amortization of deferred acquisition fees since the acquisition fees in this period were associated with receivables securitized in pools structured as sales rather than secured financings.

34. TREATMENT OF SECURITIZATIONS YOU STATE THAT PRIOR TERM SECURITIZATIONS THAT ARE TREATED AS SALES FOR FINANCIAL ACCOUNTING PURPOSES DIFFER FROM SECURED FINANCINGS IN THAT THE TRUST TO WHICH THE SPS SELLS THE CONTRACTS MEETS THE DEFINITION OF A QSPE UNDER SFAS 140.

              o SUPPLEMENTALLY TELL US HOW THESE TRUSTS WERE MODIFIED SO THAT THEY NO LONGER MEET THE DEFINITION OF QSPES.

              o SUPPLEMENTALLY EXPLAIN WHY YOUR ABILITY TO MODIFY YOUR TRUSTS DID NOT PROHIBIT THEM FROM BEING QSPES.

Mr. Gregory Dundas
April 13, 2005
Page 12



       The Trusts associated with securitization transactions that were treated as sales for financial accounting purposes were not modified. The Securitization Agreements related to securitization transactions after June 2003 were modified from the previous form used so that the related Trusts would no longer meet the definition of QSPEs.

35. YOU STATE THAT DURING THE QUARTER ENDED SEPTEMBER 30, 2003 THE WAREHOUSE SECURITIZATIONS RELATED TO THE CPS PROGRAM WERE AMENDED TO CAUSE THE TRANSACTIONS TO BE TREATED AS SECURED FINANCINGS FOR FINANCIAL ACCOUNTING PURPOSES. SUPPLEMENTALLY TELL US HOW THESE SECURITIZATIONS WERE AMENDED.

       Prior to the amendments, the warehouse lender held the option to require repayment at its discretion, thus placing control of the assets in the hands of the lender. The amendments removed that right from the lender, and gave to CPS the right to prepay the outstanding warehouse indebtedness.

36. SUPPLEMENTALLY EXPLAIN HOW YOU HAVE CEDED EFFECTIVE CONTROL OVER ASSETS TRANSFERRED TO OFF-BALANCE SHEET WAREHOUSE FACILITIES. REFER TO PARAGRAPH 9(c) y OF SFAS 140.

       As noted in our response to comment 35, prior to the third quarter of 2003, the lenders under the off-balance sheet warehouse facilities had control over the related assets, it would therefore have been inappropriate to say that we had ceded control of the assets. Paragraph 9(c) of SFAS 140 would allow us to present those assets as being in our control only if we had had an agreement that gave us both a right and an obligation to repurchase them.

37. WE NOTE YOUR DISCLOSURE ON PAGE F-11 THAT THE SECURITIZATION AGREEMENTS GENERALLY GRANT THE COMPANY THE OPTION TO REPURCHASE THE SOLD CONTRACTS FROM THE TRUST WHEN THE AGGREGATE OUTSTANDING PRINCIPAL BALANCE OF THE CONTRACTS HAS AMORTIZED TO A SPECIFIED PERCENTAGE OF THE INITIAL AGGREGATE BALANCE. SUPPLEMENTALLY QUANTIFY THE SPECIFIED PERCENTAGE.

       The percentage is 10% of the initial aggregate balance of the receivables sold to the Trust, except that three trusts, all of which are on-balance sheet financings, have a repurchase option that is triggered at 15%.

38. WE NOTE THAT THE ESTIMATED FAIR VALUE OF RESIDUALS IS DETERMINED USING THE CASH-OUT METHOD, WHICH INCLUDES ANTICIPATED COLLECTIONS FROM CHARGED-OFF RECEIVABLES. WE ALSO NOTE YOUR DISCLOSURE ON PAGE 12 REGARDING THE TRUST'S ABILITY TO REQUIRE YOU TO REPURCHASE SECURITIZED RECEIVABLES IF WARRANTIES AND REPRESENTATIONS MADE BY YOU INITIALLY ARE LATER FOUND TO BE INCORRECT. SUPPLEMENTALLY TELL US WHY YOU CONSIDERED REPURCHASED RECEIVABLES WHEN DETERMINING THE ANTICIPATED COLLECTIONS FROM CHARGED-OFF RECEIVABLES.

       The losses incurred on receivables do not, as a rule, result from breaches of representations or warranties (all of which relate to the status of the receivables at the time of sale), but rather to the later inability or unwillingness of the underlying obligor to pay on the receivable. Because our experience has been that repurchases from the trusts are negligible, our estimate of anticipated collections from charged off receivables has not included any assumed contribution from repurchased receivables.

Mr. Gregory Dundas
April 13, 2005
Page 13



39. WE NOTE YOUR DISCLOSURE ON PAGE F-13 THAT IN CERTAIN CASES, EXCESS CASH COLLECTED IN A SPREAD ACCOUNT IS TRANSFERRED TO ANOTHER SPREAD ACCOUNT THAT IS BELOW ITS REQUIRED LEVELS, SUPPLEMENTALLY TELL US HOW YOU DETERMINED THE APPROPRIATENESS OF TRANSFERRING FUNDS FROM ONE SPREAD ACCOUNT TO ANOTHER AND THE ACCOUNTING GUIDANCE ON WHICH YOU RELIED.

       If excess cash from one Spread Account is transferred to another Spread Account, it is solely because it is a requirement of the specific Note Insurer under the terms of the particular Securitization Agreements. The Company's accounting for its securitization transactions is based on FAS140.

40. SUPPLEMENTALLY TELL US HOW AND WHEN YOU ASSESS RESIDUAL INTERESTS FOR IMPAIRMENT. REFER TO EITF 99-20.

       In accordance with paragraph 14 of Statement of Financial Accounting Standards (SFAS) 140 , the Residual Interest in Securitizations (the "RIS") is accounted for as a trading security, in accordance with SFAS
       115. Accordingly, the Company performs a valuation analysis on the RIS to assess for impairment on a quarterly basis (as of the end of each reporting period). Gains and impairments are recorded in the Company's statement of operations at the conclusion of each quarter's valuation. To calculate gains and impairments, management has developed analytics which model each securitization transaction that is part of the RIS to project estimated cash flows that the Company will receive in the future. The major assumptions which drive the RIS models are net losses (i.e., charge-offs less recoveries) and voluntary prepayments.

       Servicing
       ---------

41. SUPPLEMENTALLY TELL US HOW YOU CONSIDERED THE GUIDANCE IN PARAGRAPH 62 OF SFAS 140 IN YOUR DETERMINATION THAT THE SERVICING FEE RECEIVED ON YOUR MANAGED PORTFOLIO HELD BY NON-CONSOLIDATED SUBSIDIARIES APPROXIMATES ADEQUATE COMPENSATION FOR ALL PERIODS PRESENTED AND DOES NOT GIVE RISE TO A SERVICING ASSET.

       In accordance with paragraph 62 of SFAS 140, the Company has determined that the servicing fees earned on its managed portfolio are adequate to compensate the Company for its servicing duties. As a confirmation of this determination, the Company recently solicited quotes from two nationally recognized servicing organizations who indicated that their fees for servicing the Company's portfolio would approximate the servicing fees currently earned by the Company.

Mr. Gregory Dundas
April 13, 2005
Page 14



       Other Income
       ------------

42. SUPPLEMENTALLY TELL US WHY YOU RECORDED RECOVERIES ON PREVIOUSLY CHARGED OFF MFN CONTRACTS IN OTHER INCOME RATHER THAN RECORDING THEM IN THE ALLOWANCE FOR CREDIT LOSSES.

       At the time of the MFN Merger in March 2002, management estimated that the existing allowance should be adequate to cover all remaining charge offs related to the MFN finance receivables held on the Company's balance sheet. Such receivables have suffered charge offs at levels consistent with management's estimate at closing, and quarterly assessments have thus validated the original estimate. As a result, recoveries associated with these receivables have been recorded in Other Income. Management did not at the time of acquisition record an asset representing future recoveries on charged off acquired receivables because it seemed unduly aggressive at that time to do so, in large part because we had no history of recoveries from similar receivables.

       Deferral and Amortization of Debt Issuance Costs
       ------------------------------------------------

43. WE NOTE YOUR DISCLOSURE THAT DEBT ISSUANCE COSTS ARE AMORTIZED ON A STRAIGHT-LINE BASIS OVER THE SHORTER OF THE ACTUAL OR EXPECTED TERM OF THE RELATED DEBT. SUPPLEMENTALLY QUANTIFY THE DIFFERENCE BETWEEN THE LEVEL YIELD METHOD AND THE STRAIGHT-LINE METHOD FOR EACH PERIOD PRESENTED. REFER TO PARAGRAPH 16 OF APB 21.

       Approximately $59.8 million of the Company's debt is due at maturity. Consequently, straight-line amortization for the related debt issuance cost is the same as a level yield methodology. In addition, we understand that straight-line amortization of debt issuance costs is appropriate for the Company's revolving warehouse facilities.

       For the year ended December 31, 2003 the Company recognized $2,695,000 in interest expense from deferred financing costs on its on balance sheet securitizations using a method that approximated a level yield. For the year ended December 31, 2004, the Company as adopted a more comprehensive level yield methodology in accordance with FAS 91. If the Company had used this methodology for the twelve months ended December 31, 2003, it would have recognized interest expense from deferred financing costs on its on balance sheet securitizations of $2,791,000.

       For the year ended December 31, 2002 the Company recognized $2,112,000 in interest expense from deferred financing costs relating to non-amortizing debt. Consequently, the straight-line amortization of these costs is the same as what would result from a level yield methodology.

Mr. Gregory Dundas
April 13, 2005
Page 15



       New Accounting, Pronouncements
       ------------------------------

44. PLEASE REVISE YOUR 2004 10-K TO DESCRIBE THE IMPACT YOUR ADOPTION OF SOP 03-3 WILL HAVE ON YOUR FINANCIAL STATEMENTS WHEN ADOPTED. REFER TO SAB TOPIC 11M. Responsive language has been added to the 10-K for 2004.

       Note 4- Finance Receivables - Page F-21
       ---------------------------------------

45. PLEASE REVISE YOUR ALLOWANCE FOR CREDIT LOSS ROLL FORWARD IN YOUR 2004 10-K TO DISTINGUISH BETWEEN THE PROVISION FOR CREDIT LOSSES RELATED TO FINANCE RECEIVABLES ON YOUR BALANCE SHEET AND THE PROVISION FOR CREDIT LOSSES INCLUDED IN YOUR GAIN ON SALE CALCULATIONS. ADDITIONALLY, TELL US WHAT THE PROVISION FOR CREDIT LOSSES INCLUDED IN YOUR GAIN ON SALE CALCULATION REPRESENTS.

       As a result of the change in the Company's securitization structures, the provision for credit losses included in the net gain on sale of contracts was only $526,000 out of $11.7 million for 2003 and zero for 2004. Consequently, while we concur that a separate line on the credit loss roll forward would be appropriate if the Company was going to structure its securitizations as off balance sheet, we respectfully suggest that current presentation is more meaningful to the reader now and in the future.

       In the past, the provision for credit losses in the net gain on sale of contracts reflected the provision that was made for those contracts held for sale prior to their sale.

46. PLEASE REVISE YOUR ALLOWANCE FOR CREDIT LOSSES ROLL FORWARD IN YOUR 2004 10-K TO QUANTIFY BOTH CHARGE AND RECOVERIES AT GROSS AMOUNTS.

       Responsive changes have been made to the 10-K for 2004.

       Note 7 - Securitization Trust Debt - Page F-23
       ----------------------------------------------

47. PLEASE REVISE YOUR 2004 10-K TO QUANTIFY THE AGGREGATE AMOUNT OF MATURITIES OF YOUR SECURITIZATION TRUST DEBT FOR EACH OF THE NEXT FIVE YEARS. REFER TO PARAGRAPH L0B OF SFAS 47.

       We have revised the table in note 7 (Securitization Trust Debt) to include the final scheduled maturity dates of such debt. However, since the securitization trust debt is expected to be paid prior to such final maturity dates based on the amortization of receivables pledged to the Trusts, we have also included, as a footnote to the table, an estimate of the payments due for each of the next five years.

Mr. Gregory Dundas
April 13, 2005
Page 16



48. PLEASE REVISE YOUR TABLE AT THE TOP OF PAGE F-24 IN YOUR 2004 10-K TO INCLUDE THE DUE DATE FOR EACH DEBT ISSUANCE. REFER TO PARAGRAPH .14H OF SOP 01-6.

       We have revised that table as requested, with respect to each issuer of securitization trust debt. The maturity dates for other debt are disclosed in the table at the end of Note 8.

       Note 9 - Shareholder's Equity - Page F-27
       -----------------------------------------

       Options and Warrants
       --------------------

49. PLEASE REVISE YOUR TABLE AT THE TOP ON PAGE F-29 IN YOUR 2004 10-K TO DISCLOSE THE WEIGHTED-AVERAGE FAIR VALUES OF OPTIONS SEPARATELY FOR EACH OF THE FOLLOWING GROUPS:

              o OPTIONS WHOSE EXERCISE PRICE IS EQUAL TO THE MARKET PRICE OF THE STOCK ON THE GRANT DATE;

              o OPTIONS WHOSE EXERCISE PRICE EXCEEDS THE MARKET PRICE OF STOCK ON THE GRANT DATE; AND

              o OPTIONS WHOSE EXERCISE PRICE IS LESS THAN THE MARKET PRICE OF THE STOCK ON THE GRANT DATE. REFER TO PARAGRAPH 47B OF SFAS 123.

       Responsive language has been added below the table to disclose the weighted- average fair values of options granted for each of the groups.

       Note 10- Gain On Sale of Contracts - Page F-30
       ----------------------------------------------

50. SUPPLEMENTALLY TELL US WHAT EACH OF THE COMPONENTS OF NET GAIN ON SALE REPRESENTS. ADDITIONALLY, TELL US YOUR RATIONALE FOR INCLUDING EACH COMPONENT IN NET GAIN ON SALE INCLUDING THE ACCOUNTING GUIDANCE ON WHICH YOU RELIED.

       The accounting for net gain on sale of contracts is based on FAS 140 and comprises the following components:

       a. NIR gains that are an estimate of the net present value of future cashflows associated with each distinct pool of sold contracts.

       b. Deferred acquisition fees and discounts represent the net aggregate amount discounted from the Contract purchase price the Company paid to dealers for the Contracts.

       c. Expenses related to sales represents the cash expenses paid to third parties in conjunction with the securitization of the Contracts.

       d. The provision for credit losses in the net gain on sale of contracts reflected the provision that was made for those contracts held for sale prior to their sale.

Mr. Gregory Dundas
April 13, 2005
Page 17



       Note 16 - Fair Value of Financial Instruments - Page F-36
       ---------------------------------------------------------

51. WE NOTE THAT YOU HAVE TYPICALLY RECORDED LARGE GAINS ON SALES OF FINANCE RECEIVABLES HELD-FOR-SALE. PLEASE CLARIFY HOW YOU DETERMINED THAT THE FAIR VALUE OF FINANCE RECEIVABLES HELD-FOR-SALE APPROXIMATE THE CARRYING VALUE FOR EACH PERIOD PRESENTED.

       Prior to the change in the Company's securitization structures in July 2003, the gains realized from the sale of finance receivables then held for sale were largely the result of the estimation of the discounted net present value of the future cash flows associated with sold receivables. The Company no longer has finance receivables held for sale and has not sought to sell its finance receivables held for investment. However, management is familiar with the market for such receivables as evidenced by the Company's acquisitions of MFN Financial Corporation, TFC Enterprises, Inc. and certain assets of SeaWest Financial Corp. Consequently, the Company determined that the fair value of finance receivables approximates the carrying value because management believes that the portfolio of finance receivables could be sold out right to a third party for approximately the net amount that it is carried on the Company's balance sheet.


We respectfully submit the foregoing for your consideration in response to your comment letter dated February 4, 2005. If you have any further questions concerning this filing, please contact me at (214) 659-4425 or Patrick Sargent at (214) 659-4430.



Very truly yours,



/s/ Mark Harris
ANDREWS KURTH LLP



cc       Sharon Johnson (via EDGAR)